EXHIBIT 21.1

List of Subsidiaries of

Simplicity Esports and Gaming Company

Entity Name	Place of Organization

Simplicity Esports, LLC	Florida
PLAYlive Nation, Inc	Delaware
Simplicity One Brasil Ltda (1)	Brazil
Simplicity Happy Valley, LLC (2)	Oregon
Simplicity Redmond, LLC (2)	Washington

(1) 90% owned.

(2) 79% owned.